ANTHONY L.G., PLLC

laura aNTHONy, esq

GEOFFREY ASHBURNE, ESQ*

JOHN CACOMANOLIS, ESQ**

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

PHILIP MAGRI, ESQ.******

STUART REED, ESQ

MARC S. WOOLF, ESQ

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

* licensed in CA only

**licensed in FL and NY

***licensed in NY and NJ

****licensed in FL, CA and NY

May 14, 2020

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 011, LLC Offering Statement on Form 1-A Filed April 17, 2020 File No. 024-11198

Dear Sir or Madam:

The following is a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Form 1-A (“Form 1-A”) of Masterworks 011, LLC (the “Company”) set forth in the Staff’s comment letter to Scott W. Lynn dated May 13, 2020. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Risk Factors, page 10

1.	Comment: We note that you have listed some broad categories of risk factors applicable to an investment in your offering. Item 3 of Form 1-A requires a carefully organized series of short, concise paragraphs, summarizing the most significant factors that make the offering speculative or substantially risky. Please revise your offering circular to include more specific risk factor disclosure.

Response: In response to the Staff’s Comment, the Company proposes to replace the abbreviated bullet-point risk factors on page 6 of the Summary, with the following more fulsome summary risk factor discussion which the Company believes is compliant with the requirements of Item 3 of Form 1-A:

“●

Risks Related to Our Business Model. Our business model is relatively new and untested and we do not plan to generate any revenues. Our strategy is to own the Painting for an extended period of time and sell it at a profit, but no assurance can be given that we will be able to sell the Painting at a profit or the timing of any such sale.

●

Risks Associated with an Investment in a Company owning Fine Art. Artwork can be highly illiquid and investors must be prepared to hold their investment for an extended period of time. The Painting may decline in value or may not appreciate sufficiently to exceed administration fees and expenses. There are a variety of other risks to art investing, including, without limitation, the risk of claims that the artwork is not authentic, physical damage and market risks for any particular artist or work.

●	Risks Relating to Our Relationship with Masterworks. Since we have minimal liquid assets, we are totally reliant on Masterworks to administer our business. If Masterworks were to cease operations for any reason it would be difficult for us to find a replacement administrator and we would likely be required to sell the Painting and dissolve the Company. In addition, since Masterworks owns Class B shares, which represent “profits interests” and earns fees and incurs maintenance expenses relating to the administration of our business, Masterworks may have economic interests that diverge from your interests.
●

Risks Related to Ownership of the Class A shares and the Offering. Investors in this Offering will have limited voting rights and Masterworks and its affiliates will have significant discretion to operate the business and sell the Painting. In addition, the Class A shares may be illiquid and will not be listed for trading on a national stock exchange.”

The Company proposes to make this change in the final Offering Circular to be filed promptly following qualification of the Offering Statement pursuant to Rule 253(g)(2).

The Company’s strong preference is to retain the detailed “Risk Factor” section of the Offering Circular beginning on page 10 and is unaware of any rule or guidance to the effect that an Offering Circular cannot contain additional risk factor disclosure beyond the minimum requirements set forth in the instructions to Form 1-A. The Risk Factor section of the Offering Circular, which is consistent in terms of length and comprehensiveness with similar sections included in other Offering Circulars and Prospecti for early stage and novel investment products representing investment in a new asset class, is intended to summarize all of the material risks to an investment in the Company and is intended to concisely describe the myriad of risks inherent in investing in the Company’s securities, many of which the Company believes would be unknown to investors in the Company.

“An investment in the Painting is subject to various risks, any of which could materially impair the value . . .”, page 14

2.	Comment: We note your disclosure on page 14 that you will purchase the painting from The Pace Gallery, LLC, but throughout the rest of your offering circular, you indicate that you will purchase the painting from the Timothy Taylor Gallery. Please revise for consistency.

Response: The reference to the Pace Gallery, LLC is an error and the Company proposes to change the reference to the Timothy Taylor Gallery in the final Offering Circular to be filed promptly following qualification of the Offering Statement pursuant to Rule 253(g)(2).

General

3.	Comment: It appears that your public website, as a whole, may constitute “testing-the-waters” materials. For example, the landing page of your website prominently states: “Join an exclusive community of blue-chip art investors.” Please confirm your understanding that “testing-the-waters” materials may be used before the qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular, or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. We note, in this regard, that the soliciting materials currently on your public website do not include the information required by Securities Act Rule 255(b)(4).

Response: Masterworks.io, LLC (“Masterworks”) has endeavored to bifurcate its website to distinguish between (i) art investment research, art as an investable asset class and information about Masterworks, on the one hand, and (ii) investments in specific securities offerings sponsored through the website, on the other hand. Masterworks does not believe that it currently engages in “testing the waters” activities on its website landing page in a manner that was envisioned in Securities Act Release No. 37-9741 (Mar. 25, 2015), 80 Fed. Reg. 21806 (Apr. 20, 2015) (the “Release”). The Company believes that the solicitation and “testing the waters” provisions of the Release are applicable only to a solicitation for an identifiable offering of securities. The Company believes that there is a distinction between soliciting people to learn about Masterworks, a unique art investment company which is not offering any of its own securities, and soliciting investment in securities in a specific offering sponsored through the Masterworks website.

Masterworks does not currently identify an issuer or a work of art on its website (or in any other marketing or promotional materials) that will be the subject of a securities offering prior to the qualification of an Offering Statement containing an Offering Circular that represents an investment in that issuer and work of art. Whenever an issuer or work of art that is the subject of an active or planned offering is mentioned on the website or in other promotional materials, a link to the most recent Offering Circular filed with the SEC is prominently displayed in close proximity to such reference. Such information is only available on a separate page of the website that is only accessible to persons who have established a website user account. Such information is accompanied by testing the waters disclosures referenced in Rule 255(b)(4) and other appropriate legends and disclaimers, along with active hyper-links to any relevant Offering Circular.

The Masterworks website landing page does not include any materials or references to any active or planned securities offering, but rather includes information about art as an asset class and additional factual information about how the Masterworks business model works. The landing page of the website is designed so that no reasonable person could construe it as a solicitation for a particular securities offering. While the Company acknowledges that such materials may solicit interest in learning about the art market, art as an asset class and how Masterworks is able to fractionalize art ownership in a general sense, they do not constitute a solicitation of interest in a securities offering. Given the novel and unique nature of Masterworks’ business model, before it is able to seek indications of interest in a securities offering sponsored through its website, it must provide some basic information about itself, how it structures investment in a new asset class and the broader art investment market in which it operates. Accordingly, the communications on the landing page, which do not identify the issuer of any securities or the sole investment asset to be held by any such issuer, should not be deemed to be soliciting interest in a securities offering. The Company’s position is consistent with guidance provided by the Staff in the Citizen VC, Inc. No-Action Letter dated August 3, 2015, where generalized communications by an investment platform that did not refer to an identifiable securities offering or constitute an investment opportunity were deemed not to constitute a general solicitation within the meaning of Rule 502(c) of Regulation D.

The Company confirms its understanding that “testing-the-waters” materials may be used before the qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular, or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. Since the Masterworks’ landing page does not reference any particular offering, investment opportunity, issuer or asset that is the subject of an offering or “offer” any securities, Masterworks does not believe delivery of a preliminary offering circular on the landing page (or multiple preliminary offering circulars) that may be on file with the SEC at any given time is beneficial or necessary for the protection of investors. Likewise, Masterworks believes that inclusion of links to offering documents and “testing the waters” disclosures on the landing page that would lack context would only serve to confuse persons visiting the website.

In addition, along with other general information, Masterworks does include a Frequently Asked Question on its landing page – “Q: How can I learn more about a particular offering” “A: We file documents with the SEC which can be obtained on www.sec.gov — you should carefully review the information contained in the offering document relating to a particular offering before investing” which Masterworks believes strikes the appropriate balance.

4.	Comment: We note that you are placing ads for “Sponsored Content” in which you state, among other things, that “[n]ow is the time to start looking at art with Masterworks, an investment platform delivering historical returns of 8-30%.” Please tell us how these ads are consistent with your ability to solicit interest pursuant to Rule 255 of Regulation A. Also, tell us how you believe it is appropriate to cite to returns of 8-30% on your investment platform. In this regard, we note your disclosure that “[you] intend to hold the Painting for an extended period of time,” and “[i]nvestors should be prepared to hold their Class A shares for an indefinite period of time, as there can be no assurance that the Class A shares can ever be resold or that the Painting can ever be sold.”

Response: Masterworks believes it can advertise its business as an investment platform and that such advertisement does not necessarily constitute a solicitation of a securities offering within the ambit of Rule 255 as it does not reference or pertain to any specific securities offering, specific artwork or any specific issuer entity. The Company believes the issue turns on whether the advertisement in question is somehow linked to a specific identifiable securities offering as opposed to an asset class more broadly. The advertisement in question does not solicit interest a securities offering, but rather interest in the Masterworks platform and art as an investable asset class.

With respect to the second part of the Staff’s Comment, the Company acknowledges that the advertisement was improperly worded and inconsistent with other statements made by the Company and Masterworks. The advertisement was not intended to relate to the historical performance of Masterworks securities, but rather to an investment in art and the historical price appreciation of works of art produced by top performing artists. Masterworks has stopped publication of the sponsored content referenced in the Staff’s Comment and moving forward, Masterworks will not present any historical return or performance information in any marketing, advertising or sponsored content that does not clearly and unambiguously distinguish between historical returns on Masterworks securities and price appreciation trends of blue-chip artworks.

If the Staff has any further comments regarding the form 1-A or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Kathrine Bagley/U.S. Securities and Exchange Commission
Jennifer Lopez-Molina/ U.S. Securities and Exchange Commission Craig D. Linder, Esq./Anthony L.G., PLLC
Joshua B. Goldstein/Masterworks 011, LLC

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